UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

FLAGSTAR BANCORP, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
337930101
(CUSIP Number)
Robert H. Weiss
General Counsel
MP (Thrift) Global Advisers III LLC
520 Madison Avenue, 35th Floor
New York, New York 10022
(212) 651-9525

Copy to:

George Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4945
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS MP Thrift Investments L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		356,003,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	356,003,524

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS MPGOP III Thrift AV-I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		356,003,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	356,003,524

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS MPGOP (Cayman) III Thrift AV-I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		356,003,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	356,003,524

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS MP (Thrift) Global Partners III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		356,003,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	356,003,524

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS MP (Thrift) Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		356,003,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	356,003,524

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS MP (Thrift) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		356,003,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	356,003,524

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS David J. Matlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		356,003,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	356,003,524

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS Mark R. Patterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		356,003,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	356,003,524

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS MP (Thrift) Global Advisers III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		356,003,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	356,003,524

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Item 1. Security and Issuer
This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D jointly filed by (i) MP Thrift Investments L.P. (“MP Thrift”), a Delaware limited partnership, (ii) MPGOP III Thrift AV-I L.P. (“MPGOP”), a Delaware limited partnership, by virtue of its 77.05% interest in MP Thrift, (iii) MPGOP (Cayman) III Thrift AV-I L.P. (“MPGOP Cayman” and together with MPGOP, the “Thrift Fund”), a Cayman Islands exempted limited partnership, by virtue of its 22.95% interest in MP Thrift, (iv) MP (Thrift) Global Partners III LLC (“MP LLC”), a Delaware limited liability company, as the General Partner of MP Thrift, (v) MP (Thrift) Asset Management LLC (“MPAM”), a Delaware limited liability company, as the managing member of MP LLC, (vi) MP (Thrift) LLC (“MPT”), a Delaware limited liability company, as the managing member of MPAM, (vii) David J. Matlin and Mark R. Patterson, each as a 50% managing member of MPT, and (viii) MP (Thrift) Global Advisers III LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by the Thrift Fund (collectively, the “Reporting Persons”) on February 4, 2009 (the “Schedule 13D”) with the Securities Exchange Commission (the “SEC”), and amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 to the Schedule 13D filed on February 19, 2009, February 27, 2009, July 6, 2009, February 1, 2010, February 2, 2010 and April 5, 2010 respectively. The class of equity securities to which this Amendment relates are shares of common stock of Flagstar Bancorp, Inc. (the “Issuer”), par value $0.01 per share (the “Common Stock”). The principal executive office of the Issuer is 5151 Corporate Drive, Troy, Michigan, 48098. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, as follows:
On November 2, 2010, MP Thrift purchased 72,307,263 shares of Common Stock from the Issuer pursuant to a registered public offering of Common Stock and Convertible Preferred Stock. The funding for this transaction came from investors who were investors in existing funds managed by an affiliate of Matlin Advisers.
Item 5. Interests in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, as follows:
On November 2, 2010, MP Thrift purchased 72,307,784 shares of Common Stock at a per share price of $1.00 (the “Common Stock Purchase”) and, on the same date, MP Thrift purchased 8,884,637 shares of Convertible Preferred Stock at a per share price of $20.00 (the “Convertible Preferred Purchase”). The Common Stock Purchase was consummated pursuant to a registered public offering of 110,000,000 shares of Common Stock. The Convertible Preferred Purchase was consummated pursuant to a registered public offering of 13,500,000 shares of Convertible Preferred Stock. After the consummation of the Common Stock Purchase, MP Thrift was the direct owner of 178,310,784 shares of Common Stock, and the Reporting Persons beneficially owned 66.2% of the Common Stock then outstanding. After the consummation of the Common Stock Purchase and Convertible Preferred Purchase, MP Thrift was the direct owner of 356,003,524 shares of Common Stock, and the Reporting Persons beneficially owned 64.4% of the Common Stock then outstanding (on an as-converted basis).
Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

Item 7. Material to be Filed as Exhibits

Exhibit I	Joint Filing Agreement, by and among the Reporting Persons, dated November 3, 2010.

Exhibit II	Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008 (incorporated by reference to Exhibit V to the Schedule 13D filed on February 4, 2009).

Exhibit III	Prospectus Supplement filed by Flagstar Bancorp, Inc. pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).

Exhibit IV	Prospectus Supplement filed by Flagstar Bancorp, Inc. pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 3, 2010

MP Thrift Investments L.P.
By:	MP (Thrift) Global Partners III LLC General Partner

By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MPGOP III Thrift AV-I L.P.
By:	MP (Thrift) Global Partners III LLC General Partner

By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MPGOP (Cayman) III Thrift AV-I L.P.
By:	MP (Thrift) Global Partners III LLC General Partner

By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MP (Thrift) Global Partners III LLC
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MP (Thrift) Asset Management LLC
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MP (Thrift) LLC
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

David J. Matlin
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	Attorney-in-Fact

Mark R. Patterson
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	Attorney-in-Fact

MP (Thrift) Global Advisers III LLC
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

EXHIBIT INDEX

Exhibit	Title

Exhibit I	Joint Filing Agreement, by and among the Reporting Persons, dated November 3, 2010.

Exhibit II	Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008 (incorporated by reference to Exhibit V to the Schedule 13D filed on February 4, 2009).

Exhibit III	Prospect Supplement filed by Flagstar Bancorp, Inc. pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).

Exhibit IV	Prospect Supplement filed by Flagstar Bancorp, Inc. pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).